SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                          For the month of: April 2004

                        Commission File Number: 000-28882

                             World Heart Corporation
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
                         ------------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                    ----------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  X            Form 40-F
                                     ---                     ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes                      No   X
                                ---                      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following:

1. Press release of World Heart Corporation ("WorldHeart"), dated April 19, 2004, announcing the twentieth anniversary of the first implantation of WorldHeart's Novacor(R) LVAS (Left Ventricular Assist System) and the recent commencement of the RELIANT (Randomized Evaluation of Novacor(R) LVAS In A Non-Transplant Population) clinical trial.

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3 and Registration Statement No.333-111512 on Form F-3.

News & Events

Press Releases

WorldHeart Novacor(R) LVAS Recipient Celebrates 20th Anniversary of World's First LVAS Implant


Oakland, California - April 19, 2004: (NASDAQ: WHRT, TSX: WHT) - Nearly 20 years ago, Florida resident Robert St Laurent, then 51 years old, received the Novacor(R) LVAS (Left Ventricular Assist System) in the world's first implantation of an electrical left ventricular assist system. He later became the world's first successful bridge to transplant patient and recently celebrated his approaching 20th year anniversary at the annual reunion of Stanford University heart and lung transplant patients.

Mr. St. Laurent, given only 24 hours to live before his surgery at the Stanford Medical Center in 1984, was supported by his LVAS for just over eight days until a donor heart became available. "When I woke up after surgery, it was immediate: no more pain. It was amazing." St. Laurent recalls, "The next day I was watching tennis on TV."

Mr. St. Laurent traveled from his Florida home with his wife Cynthia to reunite with the Stanford physicians who saved his life and the WorldHeart development team. Others attending the reunion included Novacor(R) LVAS recipient Dean Moore, a former San Francisco 49er and Oakland Raider professional football player.

WorldHeart's involvement in heart-assist device technologies started thirty-five years ago when in 1969, Dr. Peer M. Portner in Berkeley, California began developing a Left Ventricular Assist System (LVAS). The resulting Novacor(R) LVAS has an industry-leading record for reliability and durability and is the first ventricular assist device to provide more than four years of continuous circulatory support. To date, more than 1500 people have been implanted with the Novacor(R) LVAS, which represents nearly 600 cumulative patient-years of electrical, implantable, circulatory support experience.

In addition to being the world's first successful bridge to transplant device, the Novacor(R) LVAS holds the world's record for the longest implantation of a mechanical circulatory support device. Prior to his successful heart transplant in March 2004, a Novacor(R) LVAS recipient who resides in Verona, Italy, became the first person in the world to live six years with any such device.

WorldHeart has recently commenced a pivotal clinical trial - RELIANT (Randomized Evaluation of Novacor(R) LVAS In A Non-Transplant Population) - and plans to enroll approximately 300 patients in up to 40 centers in the United States, in which Novacor LVAS is compared to Heartmate(R) XVE LVAS for use as Destination Therapy in patients suffering from irreversible left ventricular failure who are not transplant candidates.

WorldHeart's Novacor(R) LVAS is well established in the marketplace. In Europe, the Novacor(R) LVAS has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the function of their natural heart. In Japan, the device is commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.

About World Heart Corporation:
World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM) , is a fully implantable assist device intended for long-term support of patients with end-stage heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third-party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission.

Contact Information:
Contact Information:
Judith Dugan
World Heart Corporation
510-563-4995
www.worldheart.com

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              World Heart Corporation


     Date:  April 20, 2004                    By: /s/ Mark Goudie
                                                 -------------------------------
                                              Name:   Mark Goudie
                                              Title:  Chief Financial Officer